Exhibit 1

Media release

6 August 2004

New Zealand Structured Finance Transactions

The New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions undertaken by Westpac in New Zealand.

This is part of an industry-wide NZIRD investigation, and Westpac’s involvement in it has been previously disclosed in half yearly accounts, quarterly General Disclosure Statements in New Zealand and most recently at the 29 July market briefing.

On 5 August Westpac received Notices of Proposed Adjustment (‘NOPAs’) in respect of three structured finance transactions undertaken in 1999. A NOPA is an instrument through which the NZIRD advises a taxpayer that it is considering amending its tax assessment from that in the tax return. It is not confirmation of a liability (a ‘Notice of Amended Assessment’) by the NZIRD.

Westpac has received four separate NOPAs for each of the three transactions, proposing alternative grounds for possible reassessment of the tax liability.  As a result, we have received a total of twelve NOPAs.

The proposed tax adjustments cover the 1999 to 2002 years and have a maximum potential tax liability of approximately NZD85 million (with interest this increases to NZD113 million).

The total potential liability for these transactions for the 1999 to 2004 tax years is approximately NZD97 million (with interest this increases to NZD127 million).

Westpac is confident that the tax treatment we have applied in all cases is correct. The bank sought a binding ruling from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001. The principles underlying that ruling are applicable to, and have been followed in all subsequent transactions.

Westpac also received independent tax and legal opinions at the time which confirmed that the transactions complied with New Zealand law. These opinions have subsequently been reviewed and confirmed by legal counsel.

The NZIRD is also investigating other transactions undertaken by Westpac, which have materially similar features to those for which NOPAs have been received. Should the NZIRD take the same position across all of these transactions, for the periods up to and including the year ended 30 September 2004, Westpac has calculated that the maximum potential overall primary tax liability in dispute would be approximately NZD548 million (with interest this amount would increase to a tax effected NZD 647 million).

The issue of a law change to address transactions of this type in the future is also currently being discussed with the New Zealand Government and the NZIRD. Westpac, along with the rest of the industry, is working cooperatively with the New Zealand authorities in this regard.

Based on the binding ruling received, the independent tax and legal advice obtained and the acknowledged need for future legislative change, Westpac is confident that the tax treatment applied in all cases is correct and does not expect to raise a provision for any tax liability relating to this matter in its 2004 accounts.

Ends.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: (02) 9226 3510

Mb: 0419 683 411